SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of October, 2010

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NORTEL INVERSORA S.A.

Item
1.	Letter to the Buenos Aires Stock Exchange dated October 13, 2010 regarding Share Transfer of Sofora Telecomunicaciones S.A., controlling entity of Nortel Inversora S.A.

2.	Letter to the Buenos Aires Stock Exchange dated October 13, 2010 informing of the amendment of the Shareholders’ Agreement of Sofora Telecomunicaciones S.A.

Item 1

NORTEL INVERSORA S.A.

Buenos Aires, October 13, 2010

Buenos Aires Stock Exchange

Re:	Share Transfer of Sofora Telecomunicaciones S.A., controlling entity of Nortel Inversora S.A.

Dear Sirs,

I am writing you in my capacity as responsible for market relations of Nortel Inversora S.A. (“Nortel” or the “Company”) to inform you that today the Company received a notification from its controlling shareholder, Sofora Telecomunicaciones S.A. (“Sofora”), a corporation under Argentine Law, informing that today it transferred to Telecom Italia International N.V. a total of 35,176,160 book entry ordinary shares issued by Sofora, nominal value P$1 per share, previously owned by WAI Investments I, LLC and which represent 8% of the share capital and voting rights of Sofora; such transfer was duly approved by the relevant authorities.

Sincerely,

Jose Gustavo Pozzi

Responsible for Market Relations

Nortel Inversora S.A.

Item 2

NORTEL INVERSORA S.A.

Buenos Aires, October 13, 2010

Buenos Aires Stock Exchange

Re:	Amendment of the Shareholders’ Agreement of Sofora Telecomunicaciones S.A. (“Sofora”)

Dear Sirs,

I am writing you in my capacity as responsible for market relations of Nortel Inversora S.A. (“Nortel” or the “Company”) to inform you that today the Company received a notification from its controlling shareholder Sofora Telecomunicaciones S.A. (“Sofora”), a corporation under Argentine Law, informing that Sofora has received a communication from its shareholders’ Telecom Italia S.p.A. and Telecom Italia International N.V. (hereinafter the “Telecom Italia Group”) and W de Argentina – Inversiones S.L. (hereinafter the “Werthein Group” and jointly with the Telecom Italia Group, the “Parties”), relating to the abovementioned matter. The notification states that the Parties have agreed to amend the “2010 Amended and Restated Shareholders’ Agreement” entered into on August 5, 2010, providing that during the time Werthein Group holds a participation corresponding to 42% of Sofora Telecomunicaciones S.A.’s (hereinafter “Sofora”) share capital, the Board of Directors of Sofora shall be composed of nine (9) members, of which four (4), together with their alternates, shall be nominated by Werthein Group and five (5), together with their alternates, shall be nominated by Telecom Italia Group. Two (2) of the members nominated by Telecom Italia Group and one (1) of the members nominated by Werthein Group, as well as their respective alternates, shall qualify as independent directors pursuant to NYSE Rules.

Additionally, the functions of the Consejo de Dirección of Telecom Argentina have been extended and shall include the submission to the Consejo de Dirección of (i) the marketing plans of any business unit of Telecom Argentina and Telecom Personal and bids to be presented in “licitaciones públicas”, exceeding Argentinean Pesos $ 5 million, in order to determine that the same do not violate the Argentinean Antitrust law; (ii) quarterly, the commercial offers to customers launched by Telecom Argentina and Telecom Personal during the prior 3-month period, in order to assess if the same comply with the Argentinean Antitrust law; and (iii) the appointment of the officer of Telecom Argentina and Telecom Personal responsible for Marketing and the officer responsible for the “Telefonia Fija” business unit of Telecom Argentina, who shall be persons who, in the preceding 36 (thirty-six) months, did not serve as board member or officer of any company established in Argentina which is directly or indirectly controlled by Telefónica S.A.

A copy of such communication is attached hereto as Annex I

Sincerely,

Jose Gustavo Pozzi

Responsible for Market Relations

Nortel Inversora S.A.

Annex I

Buenos Aires, October 13, 2010

Chairman of the Board of Directors

Sofora Telecomunicaciones S.A.

Dear Sirs:

We are writing as representatives of Telecom Italia S.p.A. and Telecom Italia International N.V. (hereinafter the “Telecom Italia Group”) and W de Argentina – Inversiones S.L. (hereinafter the “Werthein Group” and jointly with the Telecom Italia Group, the “Parties”), relating to the abovementioned matter, to inform you that the Parties have agreed to amend the “2010 Amended and Restated Shareholders’ Agreement” entered into on August 5, 2010, providing that during the time Werthein Group holds a participation corresponding to 42% of Sofora Telecomunicaciones S.A.’s (hereinafter “Sofora”) share capital, the Board of Directors of Sofora shall be composed of nine (9) members, of which four (4), together with their alternates, shall be nominated by Werthein Group and five (5), together with their alternates, shall be nominated by Telecom Italia Group. Two (2) of the members nominated by Telecom Italia Group and one (1) of the members nominated by Werthein Group, as well as their respective alternates, shall qualify as independent directors pursuant to NYSE Rules.

Additionally, the functions of the Consejo de Dirección of Telecom Argentina have been extended and shall include the submission to the Consejo de Dirección of (i) the marketing plans of any business unit of Telecom Argentina and Telecom Personal and bids to be presented in “licitaciones públicas”, exceeding Argentinean Pesos $ 5 million, in order to determine that the same do not violate the Argentinean Antitrust law; (ii) quarterly, the commercial offers to customers launched by Telecom Argentina and Telecom Personal during the prior 3-month period, in order to assess if the same comply with the Argentinean Antitrust law; and (iii) the appointment of the officer of Telecom Argentina and Telecom Personal responsible for Marketing and the officer responsible for the “Telefonia Fija” business unit of Telecom Argentina, who shall be persons who, in the preceding 36 (thirty-six) months, did not serve as board member or officer of any company established in Argentina which is directly or indirectly controlled by Telefónica S.A.

Sincerely,

/s/ Paola Martinuzzi	/s/ Paola Martinuzzi	/s/ Pablo Tarantino
Telecom Italia S.p.A. Paola Martinuzzi Legal Representative	Telecom Italia International N.V. Paola Martinuzzi Legal Representative	W de Argentina – Inversiones S.L. Pablo Tarantino Attorney-in-fact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: October 15, 2010	By:	/S/ JOSÉ GUSTAVO POZZI
	Name:	José Gustavo Pozzi
	Title:	General Manager